FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October, 2003 (Report No. 5)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X      Form 40-F________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

Press Release: Retalix Ltd. Announces Third Quarter 2003 Results. Dated October 29, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: October 29, 2003.                              /s/ Guy Geri
                                                     ------------------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                  Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Third Quarter 2003 Results. Dated: October 29, 2003.

                                  EXHIBIT 10.1


Contact Information:

CCG                                                     Retalix Ltd.
15300 Ventura Boulevard, Suite 303                      Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          Retalix Ltd.
Crocker Coulson, Partner                                (011) 972-9-776-6677
crocker.coulson@ccgir.com


FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces Third Quarter 2003 Results
       o Record third quarter revenues of $24.3 million, up 19% for Q3 02
                   o Operating income up 55% to $3.1 million

Ra'anana, Israel, October 29, 2003 - Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the third quarter ended September 30, 2003.

Net revenues for the quarter ended September 30, 2003 were a record $24.3 million, an increase of 19% from $20.4 million in the third quarter of 2002. Operating income rose 55% to $3.1 million, as compared to $2.0 million in the third quarter of 2002. The Company reported net income for the quarter of $2.1 million, or $0.16 per diluted share, compared to a net income of $1.6 million, or $0.13 per diluted share, in the third quarter of 2002.

Net revenues for the nine months ended September 30, 2003 were $66.4 million, an increase of 23% from $53.9 million for the comparable period in 2002. The Company reported a net profit in the first nine months of $4.7 million, or $0.36 per diluted share as compared to a net income of $3.8 or $0.31 per diluted share for the nine months ended September 30, 2002.

Business highlights for Q3 2003 include:
o A.S. Watson selects Retalix StoreLine for 1850 sites across Europe
o Hy-Vee selects Retalix StoreLine for next-generation store platform
o Irving Oil selects Retalix StorePoint POS Solution for entire chain
o Tier 2 grocery chain in mid-west USA selects Retalix StoreLine
o Launch of "StoreClub," a web-based customer loyalty management service


"Retalix has enjoyed another successful quarter and we've been able to announce a number of important big-ticket contract wins," said Barry Shaked, President and CEO of Retalix. "In the U.S., we are continuing to see significant market gains for the Company in both the convenience store and grocery segments and the strength of our new business pipeline appears to suggest that technology spending in these two sectors is slowly starting to turn around. And we are maintaining our impressive record of winning the majority of contract proposals that we become engaged in.

"Installation has begun for Hy-Vee Foods which was a win that we announced in July. Hy-Vee operates more than 200 stores throughout the Midwest and the company is convinced that our Retalix Storeline solutions can deliver significant operational benefits to the chain and boost their competitive edge".

"In the C-store sector, we announced an order from Irving Oil to deploy our Retalix StorePoint Convenience Store solution in 231 of the company's Mainway convenience stores. To date we have about 150 sites installed and roll out of the full total is scheduled for completion by end of 2003. We're also deep into installations of both Retalix StorePoint and Retalix Pocket Office across a total of 1350 sites for Caseys. Total installations currently stand at approximately 275, and we are installing at a rate of 8-10 stores per week. We are expecting completion in early 2006".

"Last quarter we announced the first installation of ReMA, our new web-based host management system, in a US grocery chain. The installation went smoothly and the system is currently operating company wide to the satisfaction of the customer".

"In Europe, we announced an agreement signed with A.S. Watson to install Retalix StoreLine POS across all the company's Health and Beauty chains in the UK, Holland, Belgium and Eastern Europe. With approximately 2,300 stores, the company ranks among the largest retailers in this sector worldwide. We believe that our agreement with the European chains is likely to be extended to include A.S. Watson chains in Asia/Pacific region. This represents a new growth segment for Retalix POS and office applications. The proven reputation of our Storeline solution for unparalleled robustness and reliability in both the UK and European theaters of operation was a key factor in the company's decision-making process."


Technology Leadership

During the quarter, Retalix continued to refine and add functionality to the ReMA platform, its next-generation browser-based solutions that support the entire range of e-business processes from the point of sale to head-office applications.

"Both of our StoreNext ventures in Israel and the US continue to gain traction and are actively demonstrating the viability and benefits of this connected services environment. In the U.S., we now have a growing number of stores connecting and we have successfully installed the new version of ReMA featuring enhanced reporting and advanced electronic journal capabilities," said Shaked.

"For StoreNext Israel, we are currently implementing a new Promotions module for member retailers and we've added a module that enables on-line check validation. In addition, we have just launched StoreClub, which is a web-based customer loyalty management service. This allows food retailers to launch and operate loyalty programs by connecting to StoreNext's Loyalty services and removes the need to purchase complex and expensive software."

"During the third quarter, we completed a successful rollout of our new StoreLine.Net POS system in Partner Communications, one of the leading cellular network operators in Israel. StoreLine.NET is based on Retalix's next generation `Thin POS' architecture. This project, which upgraded the chain's 35 retail and service stores, was awarded the `Computer Excellence 2003' award by People & Computers magazine - a leading industry publication."

This quarter, Retalix installed StorePoint POS at Irving Oil located in the North East USA and Canada. The project included the use of the new eXtensible Markup Language (XML) interoperability standard, developed by NACS (the National Association of Convenience Stores). This new standard allows applications from different vendors to freely exchange information. Retalix is the first Company to implement the XML interface in a live environment.


Financial highlights

Gross margin in the third quarter was 70.1% of sales, as compared to 69.1% in the third quarter of 2002. SG&A declined slightly to 37.5% of sales in the quarter, from 37.8% in the third quarter of 2002, reflecting a continuing commitment to tighten controls of overhead expenses. R&D expense for the third quarter was $4.7 million, or 19.6% of sales, as compared to $4.3 million, or 21.3% of sales, in the prior year period. The Company's operating margin increased to 12.8% in the third quarter, an improvement of 300 basis points from 9.8% in the prior year period.

Retalix generated $3.0 million in cash from operations in the third quarter of 2003, and $2.6million in free cash flow, defined as cash flow from operations net of capital expenditures. The Company's financial condition remains strong, with liquid financial resources (cash and equivalents, deposits and marketable securities) of $38.5 million, $3.2 million in long-term bank debt and shareholders' equity of $66.4 million.

The Company will be holding a conference call to discuss results for the third quarter of FY 2003 on Wednesday, October 29, 2003 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 43 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                          (Financial Statements Follow)




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
                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

                                                              Nine months ended           Three months ended           Year ended
                                                                September 30               September 30              December 31,

                                                              2003            2002           2003         2002            2002
                                                                 (Unaudited)                  (Unaudited)             (Audited)
                                                                        U.S. $ in thousands (except per share data)
REVENUES:

    Product sales                                            41,755          32,710         15,672        13,210          47,280
    Services and projects                                    24,684          21,197          8,579         7,214          29,173
                                                            -------         -------        -------       -------         -------
           T o t a l  revenues                               66,439          53,907         24,251        20,424          76,453
                                                            -------         -------        -------       -------         -------
COST OF REVENUES:
    Cost of product sales                                    12,259           7,758          4,088         3,697          11,970
    Cost of services and projects                             9,214           7,320          3,161         2,619          10,202
                                                            -------         -------        -------       -------         -------
           T o t a l  cost of revenues                       21,473          15,078          7,249         6,316          22,172
                                                            -------         -------        -------       -------         -------
GROSS PROFIT                                                 44,966          38,829         17,002        14,108          54,281
                                                            -------         -------        -------       -------         -------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                           13,222          12,386          4,742         4,341          17,036
SELLING AND MARKETING EXPENSES                               15,579          12,802          5,634         4,604          18,111
GENERAL AND ADMINISTRATIVE
    EXPENSES                                                  9,648           8,562          3,457         3,117          12,516
 OTHER GENERAL (INCOME)

  EXPENSES, net                                                  76              31             72            47          (1,043)
                                                            -------         -------        -------       -------         -------
           T o t a l  operating expenses                     38,525          33,781         13,905        12,109          46,620
                                                            -------         -------        -------       -------         -------
OPERATING INCOME                                              6,441           5,048          3,097         1,999           7,661
FINANCIAL EXPENSES - net                                        156             440            161           166             499
                                                            -------         -------        -------       -------         -------
INCOME BEFORE TAXES ON INCOME                                 6,285           4,608          2,936         1,833           7,162
TAXES ON INCOME                                               1,772           1,355            844           549           2,103
                                                            -------         -------        -------       -------         -------
INCOME                                                        4,513           3,253          2,092         1,284           5,059
SHARE IN LOSSES OF AN ASSOCIATED
         COMPANY                                                (56)                           (23)
MINORITY INTERESTS IN LOSSES OF
    SUBSIDIARIES                                                194             541             37           320             574
                                                            -------         -------        -------       -------         -------
NET INCOME FOR THE PERIOD                                     4,651           3,794          2,106         1,604           5,633
                                                            =======         =======        =======       =======         =======
EARNINGS PER SHARE:
    Basic                                                      0.38            0.32           0.17          0.13            0.47
                                                            =======         =======        =======       =======         =======
    Diluted                                                    0.36            0.31           0.16          0.13            0.45
                                                            =======         =======        =======       =======         =======


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


                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AT SEPTEMBER 30, 2003


                                                                                 September 30           December 31,
                                                                                2003      2002            2002
                                                                                 (Unaudited)              (Audited)
                                                                                       U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                  34,334        27,301        28,410
    Short-term bank deposits                                                       12           267             7
    Marketable securities                                                       4,195         1,272         3,044
    Accounts receivable:
       Trade                                                                   18,381       *18,979       *16,697
       Other                                                                    1,926         2,320         1,364
    Inventories                                                                 1,246         1,381         1,863
    Deferred income taxes                                                       2,101            21           681
                                                                              -------       -------       -------
           T o t a l  current assets                                           62,195        51,541        52,066
                                                                              -------       -------       -------
NON-CURRENT ASSETS:
    Deferred income taxes                                                       1,447           623           649
    Marketable securities - bonds                                               3,714         2,473         2,568
    Long-term loans to employees                                                  420           563           508
    Amounts funded in respect of employee rights
       upon retirement                                                          3,561         2,884         3,132
    Investment in an associated company                                            87
    Other                                                                         353           344           383
                                                                              -------       -------       -------
                                                                                9,582         6,887         7,240
                                                                              -------       -------       -------
PROPERTY, PLANT AND EQUIPMENT, net                                             10,463        11,556        11,386
                                                                              -------       -------       -------
GOODWILL                                                                       16,945        16,891        16,856
                                                                              -------       -------       -------
OTHER ASSETS, net of accumulated amortization                                   3,020         3,413         3,288
                                                                              -------       -------       -------
                                                                              102,205        90,288        90,836
                                                                              =======       =======       =======

                                                                                      September 30            December 31,
                                                                                   2003          2002             2002
                                                                                       (Unaudited)              (Audited)
                                                                                            U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:
    Short-term bank credit                                                          4,031            68               121
    Current maturities of long-term loans from banks                                5,705         5,838            10,003
    Accounts payable and accruals:
       Trade                                                                        4,574         4,236             5,447
       Employees and employee institutions                                          4,206         2,565             2,501
       Other                                                                        6,468         2,624             3,629
    Deferred revenues                                                               1,600        *1,477              *878
                                                                                  -------       -------           -------
           T o t a l  current liabilities                                          26,584        16,808            22,579
                                                                                  -------       -------           -------
LONG-TERM LIABILITIES:
    Long-term loans from banks, net of current maturities                           3,173        13,077             5,789
    Employee rights upon retirement                                                 5,074         4,147             4,471
                                                                                  -------       -------           -------
           T o t a l  long-term liabilities                                         8,247        17,224            10,260
                                                                                  -------       -------           -------
           T o t a l  liabilities                                                  34,831        34,032            32,839
                                                                                  -------       -------           -------
MINORITY INTERESTS                                                                  1,023         1,397             1,260
                                                                                  -------       -------           -------
SHAREHOLDERS' EQUITY:
    Share capital                                                                   3,598         3,482             3,483
    Additional paid-in capital                                                     36,100        31,214            31,252
    Retained earnings                                                              26,653        20,163            22,002
                                                                                  -------       -------           -------
           T o t a l  shareholders' equity                                         66,351        54,859            56,737
                                                                                  -------       -------           -------
                                                                                  102,205        90,288            90,836
                                                                                  =======       =======           =======



                                 * Reclassified.

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                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003


                                                             Nine months ended            Three months ended          Year ended
                                                               September 30                  September 30            December 31,
                                                             2003          2002          2003           2002             2002
                                                                (Unaudited)                     (Unaudited)            (Audited)

                                                                                    U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                               4,651           3,794         2,106         1,604           5,633
    Adjustments required to reconcile net income
       to net cash provided by (used in)
       operating activities:
       Minority interests in losses of subsidiaries           (189)           (540)          (39)         (319)           (574)
       Depreciation and amortization                         1,793           2,304           582           838           2,832
       Capital loss (gain) on disposal of fixed assets
           and from change in percentage of
           shareholding in consolidated subsidiary              75             (15)           75            (3)         (1,079)
       Compensation expenses resulting from
           options granted to employees of subsidiary          (53)             90                          35              47
       Changes in accrued liability for employee
           rights upon retirement                              603             262          (224)          175             586
       Loss (gain) on amounts funded in respect of
           employee rights upon retirement, net               (223)            182           133            72             121
       Net decrease (increase) in marketable                   (16)          *(362)            9          (797)            429
           securities
       Deferred income taxes - net                          (2,218)            (45)         (301)           35            (760)
       Amortization of premium (discount) on
           securities                                          (57)             28            28             6              69
       Other                                                   218            (215)          (20)          (16)            (60)
       Changes in operating asset and liability items:
           Decrease (increase) in accounts receivable:
              Trade                                         (1,684)        *(4,922)       (1,743)      *(6,041)           *320
              Other                                           (578)          1,397           177         1,007           2,246
           Decrease (increase) in accounts payable and accruals:
              Trade                                           (873)          1,414          (328)        2,186           2,625
              Employee, employee institutions and
              other                                         4,605             928         2,499         1,012           1,901
           Decrease (increase) in inventories                  617             441           (45)          161             (41)
           Increase (decrease) in deferred revenues            722           *(686)           71        *2,486         *(4,245)
                                                           -------         -------       -------       -------         -------
    Net cash provided by operating activities -brought
                                                             7,393           4,055         2,980         2,441          10,050
           forward
                                                           -------         -------       -------       -------         -------


                                 * Reclassified.

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

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003


                                                              Nine months ended            Three months ended          Year ended
                                                                September 30                  September 30            December 31,
                                                              2003          2002          2003           2002             2002
                                                                 (Unaudited)                  (Unaudited)              (Audited)

                                                                                     U.S. $ in thousands
    Net cash provided by operating
       activities - brought forward                             7,393           4,055        2,980         2,441            10,050
                                                            ---------       ---------    ---------     ---------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of property, equipment and other assets           (754)         (1,425)        (373)         (627)           (1,729)
    Proceeds from disposal of long-term                                                                                        200
       bank deposits                                                              200                         23            (4,326)
    Investment in non-marketable securities                    (2,224)         (1,599)       1,603           371
    Short-term bank deposits - net                                 (5)         16,130       (1,003)          (44)           16,390
    Amounts paid in respect of establishment of a
       Subsidiary                                                                 (63)                       (63)
    Amounts funded in respect of employee rights                                                                              (666)
       upon retirement, net                                      (206)           (479)           3          (203)
    Proceeds from sale of dealership activities and
       from disposal of property and equipment                     77             129           20            17             1,264
    Collection of long-term loans to employees                    198              51          170            42                99
    Long-term loans to employees                                   (6)           (155)                                        (158)
                                                            ---------       ---------    ---------     ---------          --------
    Net cash provided by (used in) investing activities        (2,920)         12,789          420          (484)           11,074
                                                            ---------       ---------    ---------     ---------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term loan received from a bank                                         2,922                                        2,922
    Short-term bank credit - net                                3,910            (898)       2,143            63              (845)
    Repayment of long-term loans from a bank                   (7,143)         (2,806)      (1,971)         (877)           (6,006)
    Minority investment in shares of a subsidiary                                 100                        100                37
    Issuance of share capital to employees                      4,684           1,939        2,709           519             1,978
                                                            ---------       ---------    ---------     ---------          --------
    Net cash provided by (used in) financing activities         1,451           1,257        2,881          (195)           (1,914)
                                                            ---------       ---------    ---------     ---------          --------
NET INCREASE IN CASH AND CASH
    EQUIVALENTS                                                 5,924          18,101        6,281         1,762            19,210
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING  OF PERIOD                                    28,410           9,200       28,053        25,539             9,200
                                                            ---------       ---------    ---------     ---------         ---------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                           34,334          27,301       34,334        27,301          28,410
                                                            =========       =========    =========      ========         =========

------------------------------------------------------------------------------------------------------------------------------------
Supplementary information on investing activities not involving cash flows:

1) In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2) During the nine month period ended September 30, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.

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